                                  March 29, 2010

VIA EDGAR

Rufus Decker, Accounting Branch Chief
Jeffrey Gordon, Staff Accountant
Mail Stop 4631
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Juniper Group, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Qs for the Periods Ended March 31, 2009,
June 30, 2009 and September 30, 2009
File No. 0-19170

Dear Mr. Decker and Mr. Gordon:

Thank you for giving us the opportunity to respond and clarify certain questions that you still had in connection with the Risk Factors included as part of our Form 10-K for the Year Ended December 31, 2008.  The following is provided to confirm and clarify our discussion of March 16, 2009.

1.
The last time that Juniper Group, Inc. issued any shares of its common stock to Terry S. Klein was June 1, 2004.  In our telephone conversation we discussed an April 30, 2004 issuance; however, in our review of our records for purposes of writing this correspondence, we were made aware of a second issuance to Ms. Klein  of 50,000 shares of common stock on June 1, 2004 under our Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 23, 2004. The Company did not issue any additional shares, restricted or otherwise, to Ms. Klein after this date.

2.
The fair market value of the 210,526 shares of the Company’s common stock issued to Ms. Klein,  was between $109,474 and $65,263, based on the high and low price of the Company’s common stock during the second quarter of 2004 of $0.52 and $0.31 per share, respectively. The fair market value of the 50,000 shares of the Company’s common stock issued to Ms. Klein on June 1, 2004, was between $15,000 and $20,000, based on the high and low price of the Company’s common stock during the second quarter of 2004 of $0.30 and $0.40 per share, respectively.

3.           64% of the loans made by Ms. Klein were made after June 13, 2005. The loans were made by Ms. Klein during a period of time between January and October 2005 when the Company was  having cash flow problems.  The loans ranged in amount from $100 to $3,000 and were made from January 12, 2005 up until October 5, 2005 to pay various Company operating expenses.  Many of the these loans were made by Ms. Klein directly to vendors for payment of Company expenses, such as payroll tax, worker’s comp, payroll, state taxes, compression tools.

4.
The loans, totaling $28,280 were repaid in full in cash by the Company as part of a settlement agreement between Ms. Klein and the Company of a lawsuit she commenced against the Company following her dismissal from the Company.  The subject risk factor was issued in response to allegations made by Ms. Klein in an effort to get out in front of the unsupported claims and not let them be used by her for a financial or legal advantage.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank-you for your help in regards to this matter.  If you have any questions regarding the above, please contact me at the office at 516-829-4670.

Sincerely,

JUNIPER GROUP, INC.

                        s/Vlado P. Hreljanovic

Vlado P. Hreljanovic
President

cc:  Gracin & Marlow, LLP